

SECU  ISSION

05040843

ANI ...ED REPORT 

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Security Benefit Place
(No. and Street)

Topeka (City) KS (State) 66636-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory J. Garvin (785) 438-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1200 Main Street (Address) Kansas City (City) KS (State) 64105 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH. D.C. 185

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamara L. Brownfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tamara L Brownfield
Signature

Treasurer
Title

Rebecca J. Smith
Notary Public

Rebecca J. Smith
Notary Public
State of Kansas
My Appt. Expires Sept. 15, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information (for SEC Filing Purposes)

Security Distributors, Inc.
Year Ended December 31, 2004

0502-0619437

Security Distributors, Inc.

Financial Statements and
Supplemental Information

Year Ended December 31, 2004

Contents

Security Distributors, Inc.

Balance Sheet

(In Thousands, Except Per Share Data)

December 31, 2004

Assets	
Cash and cash equivalents	$ 4,008
Due from affiliates	2,480
Deferred selling commissions	10,757
Other receivables	2,801
Property and equipment	107
Other assets	970
Total assets	$21,123
Liabilities and stockholder's equity	
Liabilities:	
Payable to mutual funds for customer purchases of mutual fund shares	$ 1,799
Due to affiliates	44
Deferred income tax liability	3,340
Accrued commissions and distribution costs	58
Accrued incentive compensation	988
Other liabilities	2,940
Total liabilities	9,169
Stockholder's equity:	
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding (all held by Security Benefit Group, Inc.)	20
Capital in excess of par value	35
Contributed capital	16,250
Accumulated deficit	(4,351)
Total stockholder's equity	11,954
Total liabilities and stockholder's equity	$21,123

See accompanying notes.

Security Distributors, Inc.

Statement of Operations
(In Thousands)

Year Ended December 31, 2004

Revenues:	
Commissions from sales of mutual fund shares	$ 2,826
Distribution fees	9,092
Support fees	12,545
Investment income	6
Total revenues	24,469
Expenses:	
Commissions to broker/dealers	10,315
Amortization of deferred selling commissions	5,716
Salaries, wages, and benefits	9,475
Management and administrative fees	599
Travel and promotion	1,866
Other expenses	1,875
Total expenses	29,846
Loss before income tax benefit	(5,377)
Income tax benefit	(2,135)
Net loss	$ (3,242)

See accompanying notes.

Security Distributors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Capital in Excess of Par Value	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
			(In Thousands)		
Balance at January 1, 2004	$20	$35	$16,250	$(1,109)	$15,196
Net loss and comprehensive loss	–	–	–	(3,242)	(3,242)
Balance at December 31, 2004	$20	$35	$16,250	$(4,351)	$11,954

See accompanying notes.

Security Distributors, Inc.

Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2004

Operating activities	
Net loss	$(3,242)
Adjustments to reconcile net loss to net cash used in operating activities:	
Selling commissions deferred	(3,963)
Amortization of deferred selling commissions	5,716
Depreciation	22
Deferred income tax benefit	1,048
Changes in operating assets and liabilities:	
Other receivables	(1,597)
Other assets	(176)
Net payable to mutual funds for customer purchases of mutual fund shares	409
Affiliate balances, net	(3,944)
Accrued commissions and distribution costs	(42)
Accrued incentive compensation	717
Other liabilities	87
Net cash used in operating activities	(4,965)
Investing activities	
Purchases of property and equipment, net	(21)
Net cash used in investing activities	(21)
Decrease in cash and cash equivalents	(4,986)
Cash and cash equivalents at beginning of year	8,994
Cash and cash equivalents at end of year	$ 4,008

See accompanying notes.

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Group, Inc. (SBG). SBG is a wholly owned subsidiary of Security Benefit Corp. (SBC), which is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC).

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company distributes mutual funds and variable annuities sponsored by affiliated companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from such estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents consist of shares of Security Cash Fund, an affiliated money market mutual fund.

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit, reflected in the Company's statement of operations, is based on the changes in deferred tax assets or liabilities from period to period.

2. Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds and variable annuity products with contingent deferred sales charges or redemption fees and distribution fees. These deferred costs are amortized based on the revenue stream of contingent deferred sales charges or redemption fees and distribution fees.

Property and Equipment

Property and equipment consist of software and are recorded at cost less accumulated depreciation. The related provision for depreciation is computed using the straight-line method over the estimated life of the asset, which is three years.

Recognition of Revenues

The Company receives commissions and support fees related to distribution of affiliated mutual funds and annuity products. Distribution revenues received by the Company are generally calculated based upon average daily net assets under management.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $917,000, which was $528,000 in excess of its required net capital of $389,000. The Company's ratio of aggregate indebtedness to net capital was 6.35 to 1 at that date.

4. Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. Deferred income taxes relate principally to deferred selling commissions and accrued incentive compensation.

4. Income Taxes (continued)

The components of the income tax benefit for the year ended December 31, 2004, were as follows (in thousands):

Current benefit	$(3,183)
Deferred expense	1,048
Income tax benefit	$(2,135)

The provision for income taxes differs from the amount computed at the statutory federal and state income tax rates due primarily to changes in state income tax rates, which vary depending on the level of income and where the income is generated, and nondeductible meals and entertainment expenses.

The Company received cash from its parent for income taxes of $948,000 in 2004.

5. Employee Benefit Plans

Substantially all company employees are covered by a qualified, noncontributory defined benefit pension plan sponsored by its parent and certain of its affiliates. Benefits are based on years of service and an employee's highest average compensation over a period of five consecutive years during the last ten years of service.

Pension cost for the year is allocated to each sponsoring company based on the ratio of salary costs for each company to total salary costs for all companies. Pension cost allocated to the Company during 2004 was $114,000. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan.

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible. Company contributions to the profit-sharing and savings plan charged to operations were $1,065,000 during 2004.

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts. Incentive compensation amounted to $5,213,000 for 2004.

6. Related-Party Transactions

The Company received support fees from Security Benefit Life Insurance Company (SBL) of $6,988,000 in 2004; from Security Management Company, LLC of $3,210,000 in 2004; and from Security Financial Resources of $1,572,000 in 2004. Additionally, the Company paid approximately $599,000 in 2004 to affiliates for providing certain management and administrative services. The Company also recorded rent expense in the amount of $79,000 in 2004 for office space leased from SBL.

7. Subsequent Event

On December 7, 2004, the Board of Directors of SBC adopted and approved a resolution authorizing the merger of SBG with and into SBC, effective January 1, 2005. SBC is the surviving corporation and succeeds to all the assets and obligations of SBG. In addition, upon the effective date of this merger, the name of Security Benefit Corp. was changed to Security Benefit Corporation.

Supplemental Information

0502-0619437

Security Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(In Thousands)

December 31, 2004

Net capital	
Stockholder's equity	$11,954
Add:	
Deferred income tax liability on nonallowable assets	3,340
Total capital and allowable liabilities	15,294
Less nonallowable assets:	
Deferred selling commissions	10,757
Due from affiliates	2,480
Other	1,066
	14,303
Net capital before haircuts on securities positions	991
Haircuts on securities, computed pursuant to Rule 15c3-1(c)(2)(vi)(D)(1)	29
Deduction for Fidelity Bond	45
Net capital	$ 917
Aggregate indebtedness	
Payable to mutual funds for customer purchases of mutual fund shares	$ 1,799
Accrued commissions and distribution costs	58
Due to affiliates	44
Other	3,928
Aggregate indebtedness	$ 5,829
Computation of basic net capital requirement	
Minimum net capital (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 389
Excess net capital	$ 528
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$ 334
Ratio of aggregate indebtedness to net capital	635%

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2004.

Security Distributors, Inc.

Exemptive Provision Under Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
Security Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Security Distributors, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide